SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                    No   ☒

Telecom Argentina S.A.

Item

1. English translation of a letter dated April 17, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, April 17, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Note received form Cablevisión Holding S.A. Continuation of Relevant Matter dated July 7, 2017

Dear Sirs,

I am writing to you as Attorney in Fact of Telecom Argentina S.A. (‘Telecom Argentina’), following up our note dated July 7, 2017, with the purpose to attach hereto the note received from Cablevisión Holding S.A., controlling shareholder of Telecom Argentina.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

ATTACHMENT

FREE TRANSLATION

Buenos Aires, April 16, 2019

Comisión Nacional de Valores

Bolsa de Comercio de Buenos Aires

RE.: Cablevisión Holding S.A. Relevant Matter

Dear Sirs,

I, Agustín Medina Manson, in my capacity of Responsible for Market Relations of Cablevisión Holding S.A. (the “Company” or “CVH”) with powers already filed, with its legal address at Florida 954, CABA, Fax 5235-4769, Fax 115236-0543, mail: mrios@svya.com.ar, am writing to you supplementing the information provided on July 7, 2017 in order to inform that on April 15, 2019, pursuant to the Telecom Argentina S.A. (“Telecom”) shareholders’ agreement dated as of  July 7, 2017 by and among the Company, VLG Argentina LLC (today, as a result of its re-domiciliation in Argentina, VLG S.A.U.), Fintech Telecom LLC, Fintech Media LLC, Fintech Advisory Inc. and GC Dominio S.A. (the “Shareholders’ Agreement”), the Company, its subsidiary VLG S.A.U., Fintech Advisory Inc. (“FAI”), Fintech Telecom LLC (“FT”, and together with FAI, the “Fintech Parties”), Héctor Horacio Magnetto, José Antonio Aranda, Lucio Rafael Pagliaro and David Manuel Martínez Guzmán, have entered into a voting trust agreement (the “Voting Trust”) whereby the voting rights of all the shares contributed to the trust, together with the shares of Telecom that are held directly or indirectly by the Company, shall represent fifty per cent (50%) plus two shares of Telecom, and such voting rights shall be exercised as indicated below, so that, with respect to all matters that are not Veto Matters (as defined below), fifty per cent (50%) plus two shares of Telecom will follow the vote of the Company or will be voted as directed by the Company.  Pursuant to the Voting Trust, a) FT contributes to the Voting Trust the bare title—including voting rights—over 235,177,350 common, book entry, Class A Shares with a nominal value of Ps. 1 each and granting 1 vote per share, issued by Telecom (the “Fintech Shares in Trust”) reserving for itself the “usufructo” over the Fintech Shares in Trust pursuant to Article 2134(b) and 2129 of the National Civil and Commercial Code and Article 218 of Law No. 19,550, which includes the economic rights inherent to the shares, including, as a mere example, the right to collect dividends in cash or in kind, the right to the proceeds of the liquidation of Telecom and in the event of a capitalization of reserves, the right to receive the shares that correspond to the Fintech Shares in Trust. b) VLG S.A.U., a subsidiary of the Company, contributes to the Voting Trust, the bare title—including the voting rights—over 235,177,350 common, book entry, Class D Shares with a nominal value of Ps. 1 each and granting 1 vote per share, issued by Telecom (the “CVH Shares in Trust”) reserving for itself the “usufructo” over the CVH Shares in Trust pursuant to Article 2134(b) and 2129 of the National Civil and Commercial

Code and Article 218 of Law No. 19,550, which includes the economic rights inherent to the shares, including, as a mere example, the right to collect dividends in cash or in kind, the right to the proceeds of the liquidation of Telecom and in the event of a capitalization of reserves, the right to receive the shares that correspond to the CVH Shares in Trust.  The Trustees are Messrs. Héctor Horacio Magnetto and David Manuel Martínez Guzmán (together with Mr. Héctor Horacio Magnetto, the “Trustees”), who may be replaced in the events and by the persons indicated in the Voting Trust.  The beneficiaries of the Voting Trust are the Company, VLG S.A.U. and Fintech Telecom, as applicable, as holders of the Trust Interests, as such term is defined under the Voting Trust.  The exercise of the voting rights shall be as follows: (i) with respect to the matters that qualify as “Veto Matters” (except as provided in the Voting Trust with respect to the shareholders’ meeting to be held on April 24, 2019) as such term is defined in the Shareholders’ Agreement (each, a “Veto Matter”), the Trustee entitled to exercise the voting rights shall be Mr. David Manuel Martínez Guzmán (directly or through the attorney in fact that he may appoint) or whoever duly replaces him as Trustee in accordance with the terms of the Voting Trust who shall exercise the voting rights in the same manner that FT votes its shares or as instructed by FT, (ii) with respect to any other matter, the Trustee entitled to exercise the voting rights shall be Mr. Héctor Horacio Magnetto (directly or through the attorney in fact that he may appoint) or whoever duly replaces him as Trustee in accordance with the terms of the Voting Trust who shall exercise the voting rights in the same manner that CVH votes its shares or as instructed by CVH. The Voting Trust will terminate upon the earlier to occur of (i) June 30, 2030, (ii) upon the occurrence of an “Anticipated Termination Event” as such term is defined in the Shareholders’ Agreement, or (iii) by unilateral instruction of the Company delivered in writing to the Trustees. Upon termination of the Voting Trust, the bare title to the shares contributed by VLG S.A.U. and Fintech Telecom shall revert to such companies, or to the persons to which they may have transferred the shares in accordance with the terms of the Voting Trust. The Voting Trust shall be governed by the law of the State of New York, United States of America.

Sincerely,

Agustín Medina Manson

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 17, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations